UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC FILE NUMBER 000-55181

CUSIP NUMBER 901773101

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☑Form 10-K	☐ Form 20-F	☐ Form 11-K	☐	Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2019

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

Twinlab Consolidated Holdings, Inc.
Full Name of Registrant

Former Name if Applicable
4800 T-Rex Avenue, Suite 305
Address of Principal Executive Office (Street and Number)
Boca Raton, Florida 33431
City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Twinlab Consolidated Holdings, Inc. (the "Company") previously relied on the order (the “Order”) promulgated by the Securities and Exchange Commission on March 25, 2020 in Release No. 34-88465 relating to the Securities Exchange Act of 1934, as amended, to support the delay in the filing of its Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (the "Annual Report"). On March 30, 2020, the Company filed a Current Report on Form 8-K pursuant to the Order seeking exemptive relief due to circumstances related to the outbreak of the novel coronavirus, COVID-19.

The Company expected to file its Annual Report before April 30, 2020; however, the Company filed an additional Current Report on Form 8-K on April 29, 2020 providing an update on the progress of the Annual Report. The Company stated in that Form 8-K that it was still experiencing disruptions and delays in finalizing the audit and coordinating the information required to prepare the Annual Report. Pursuant to the April 29, 2020 Form 8-K, the Company planned to file its Annual Report by May 14, 2020 and continued to rely on the Order.

As previously disclosed, the Company is unable to timely file its Annual Report due to COVID-19 related office closures impeding its employees’ ability to respond to data requests from its auditors and to complete its financial statements. In order to minimize the COVID-19 exposure risk to its employees, the Company has followed the guidelines of local health authorities in Florida and New York, where its offices and operations are located, and has provided its office employees the resources to work remotely from their homes. The change to a remote work environment has led to disruptions and delays in the coordination of information required for preparing the Annual Report.

The relief provided by the Order would have allowed the Company to file the Annual Report by or before May 14, 2020. The Company will not be able to timely file its Annual Report due to additional time required by the Company to complete its review procedures of the Form 10-K and its auditors to complete their audit procedures in light of circumstances related to the outbreak of COVID-19, which could not be eliminated without unreasonable effort or expense. The Company anticipates filing the Annual Report within the fifteen day extension period provided by Rule 12b-25.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Kyle Casey		(561)	443-5301
	(Name)		(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

	☒	Yes	☐	No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	☒	Yes	☐	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to a significant decrease in the derivative liability calculation and significant impairments of goodwill and other intangible assets, the Company anticipates that its results of operations for the year ended December 31, 2019 when filed, will differ materially from the prior fiscal year.  The Company expects to report a net loss of $42.8 million for the fiscal year ended December 31, 2019, compared to a net loss of $20.4 million for the fiscal year ended December 31, 2018. The foregoing estimate is believed to be accurate at the time of this filing, although its subject to change.

Twinlab Consolidated Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 14, 2020	By:	/s/ Kyle Casey
Kyle Casey
Chief Financial Officer (principal finance officer)